Via Facsimile and U.S. Mail
Mail Stop 4720

June 10, 2009

Ms. Margaret Smyth
Cavit Sciences, Inc.
Interim Chief Executive Officer
27 1st Avenue
Patterson, NJ 07514

> **Re:** **Cavit Sciences, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 22, 2009**
> **File No. 000-52263**

Dear Ms. Smyth:

We issued comments to you on the above captioned filing on April 27, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 24, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 24, 2009**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant